UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-10306

NOTIFICATION OF LATE FILING	CUSIP NUMBER 453440307

(Check One):     ☐ Form 10-K☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q☐ Form 10-D☐ Form N-SAR☐ Form N-CSR
For Period Ended:  March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I— REGISTRANT INFORMATION INDEPENDENCE HOLDING COMPANY
Full Name of Registrant N/A
Former Name if Applicable 96 CUMMINGS POINT ROAD,
Address of Principal Executive Office (Street and Number) STAMFORD, CONNECTICUT 06902
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Independence Holding Company (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2008 by its due date of May 12, 2008 without unreasonable effort and expense because of a matter that was brought to the attention of the Company’s management during the week of May 5, 2008.  Management is conducting a review of certain account reconciliations at a subsidiary and does not currently anticipate the results of that review will have a significant impact on the Company’s financial statements.  This review is expected to be concluded within approximately one week from the below date.  In addition, the Audit Committee of the Company’s Board of Directors has been apprised of the possibility of irregularities and deficiencies in the Company’s internal control over financial reporting with respect to these accounts, and has commissioned an independent review into this matter by engaging external legal counsel. Accordingly, the Company believes that it does not have adequate assurance at this time to provide the required management certifications as to its financial statements and other financial information and design of internal control over financial reporting.  The Company intends to file the Quarterly Report as soon as reasonably practicable.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Adam C. Vandervoort	(212)	355-4141
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the completion of the above-mentioned review, the Company expects to report (i) revenues of $104.4 million for the quarter ended March 31, 2008, as compared to revenues of $103.4 million for the quarter ended March 31, 2007, (ii) income from continuing operations of $3.1 million, or $.20 per share, diluted, for the three months ended March 31, 2008 compared to $5.2 million, or $.34 per share, diluted, for the three months ended March 31, 2007, and (iii) net income of $3.1 million, or $.20 per share diluted, compared to net income of $4.6 million, or $.30 per share diluted, for the three months ended March 31, 2007. These decreases are primarily attributable to higher loss ratios used in 2008 for reserving the medical stop-loss business in response to claim development identified in the latter half of 2007 and to a lesser extent, losses recorded in the current year from investment partnerships. On a sequential basis, net income per share from continuing operations is significantly higher than the $.8 million, or $.06 per share, diluted reported for the fourth quarter of 2007. This financial information should be considered preliminary and is subject to change to reflect any necessary corrections or adjustments that are identified prior to the time the above-mentioned review by management is completed and the Company finalizes the financial statements for the quarter ended March 31, 2008. While the Company does not expect this financial information to change, there can be no assurance that the actual financial information reported on the Form 10-Q for the quarter ended March 31, 2008, when filed, will not differ materially from the financial information set forth herein.

This notification contains forward-looking statements such as statements relating to the Company’s views with respect to future events. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

INDEPENDENCE HOLDING COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date	May 13, 2008	By	/s/ Teresa A. Herbert
Name: Teresa A. Herbert Title: Senior Vice President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)